----------------------------
                                                            OMB APPROVAL
                                                    ----------------------------
                                                    OMB Number:  3235-0145
                                                    ----------------------------
                                                    Expires:December 31, 1997
                                                    ----------------------------
                                                    Estimated average burden
                                                    hours per form . . . . 14.90
                                                    ----------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. _________)*


                       Netscape Communications Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                 (CUSIP Number)
                         Alphonso A. Christian, II, Esq.
                             Hogan & Hartson L.L.P.
                           555 Thirteenth Street, N.W.
                             Washington, D.C. 20004
                                 (202) 637-5696
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 24, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------                   --------------------------------

CUSIP No.                                       Page _______ of ________ Pages
          -------------------
-----------------------------                   --------------------------------

------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud

------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]


------- ------------------------------------------------------------------------
3       SEC USE ONLY


------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        PF
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]


------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Kingdom of Saudi Arabia
------- ------------------------------------------------------------------------
                            7      SOLE VOTING POWER
                                   4,532,650
        NUMBER OF
                            ------ ---------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                - 0 -
         OWNED BY
                            ------ ---------------------------------------------
           EACH             9      SOLE DISPOSITIVE POWER
        REPORTING                  4,532,650
          PERSON
                            ------ ---------------------------------------------
           WITH             10     SHARED DISPOSITIVE POWER
                                   - 0 -

------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,532,650
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5%
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
------- ------------------------------------------------------------------------
           *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF
           THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS)
                 OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer

     This statement relates to the Common Stock, par value $.0001 per share (the "Common Stock"), of Netscape Communications Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 501 East Middlefield Road, Mountain View, California 94043.

Item 2. Identity and Background

     This statement is being filed by His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud ("HRH"), an individual, whose business address is Kingdom Holding Company, P.O. Box 8653, Riyadh, 11492, Kingdom of Saudi Arabia. HRH is a citizen of the Kingdom of Saudi Arabia. HRH is the founder and majority owner of Kingdom Holding Company, a Saudi Arabian based corporation with interests in Saudi Arabian banking, real estate development, supermarkets, media and broadcasting and the travel industry.

     HRH has not during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree and final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     HRH has acquired beneficial ownership of a total of 4,532,650 shares of Common Stock of the Issuer which were purchased in transactions on the NASDAQ Stock Market for an aggregate consideration of $145,447,150. The shares were purchased by two Cayman Islands, British West Indies corporations, Kingdom 5-KR-62, Ltd. ("Kingdom 62") and Kingdom 5-KR-63, Ltd. ("Kingdom 63"). The source of consideration used by Kingdom 62 and Kingdom 63 to purchase the securities was cash received from Kingdom 10 and Kingdom 11 respectively (as defined below), that was contributed to Kingdom 10 and Kingdom 11 by HRH as a subscription for shares of such corporations, which shares were later transferred to the Trusts (as defined below) for the benefit of HRH.

Item 4. Purpose of Transaction

     The purpose of the purchase of the Common Stock was to acquire the securities for investment purposes.

     HRH, depending upon market conditions and other factors, in the future may acquire beneficial ownership of additional shares of Common Stock or dispose of all or a portion of the Common Stock which HRH beneficially owns or hereafter may acquire. HRH has no present plans or proposals that relate to, or would result in, an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of any of the Issuer's assets, a change in the present Board of Directors or management of the Issuer, a change in the present capitalization or dividend policy of the Issuer, any other material change in the Issuer's business or corporate structure, or changes in the Issuer's charter or bylaws, or with respect to the delisting or deregistration of any of the Issuer's securities.

Item 5. Interest in Securities of the Issuer

     On November 24, 1997, Kingdom 62 purchased on the NASDAQ Stock Market 57,950 shares of Common Stock at a price of $28.75 per share. Such purchase caused HRH's beneficial ownership to exceed 5% of the outstanding Common Stock. As a result, as of November 24, 1997, HRH was the beneficial owner of 4,532,650 shares of Common Stock of the Issuer which represents approximately 5% of the outstanding Common Stock. Of the aggregate amount beneficially owned by HRH, 4,141,800 shares of Common Stock have been acquired by Kingdom 63, and 390,850 shares of Common Stock have been acquired by Kingdom 62. Although the securities are held by Kingdom 62 and Kingdom 63 which, as described below, are themselves wholly-owned subsidiaries, as the sole director of these corporations HRH has the sole power to vote (or to direct the vote) and the sole power to dispose (or to direct the disposition) of the 4,532,650 shares.

     As noted above, the shares of Common Stock were acquired by Kingdom 62 and Kingdom 63, the business addresses of which are c/o Maples & Calder, P.O. Box 309 Grand Cayman, Cayman Islands, British West Indies. Kingdom 62 and Kingdom 63's sole purpose and business activity is to hold investments. HRH is the sole director of each corporation. Kingdom 62 is a wholly-owned subsidiary of Kingdom 5-KR-10, Ltd., a Cayman Islands, British West Indies corporation ("Kingdom 10"), which itself is wholly-owned by Coutts (Cayman) Limited, as trustee of The Kingdom One Trust, a trust created by HRH under the laws of the Cayman Islands. Kingdom 63 is a wholly-owned subsidiary of Kingdom 5-KR-11, Ltd., a Cayman Islands, British West Indies corporation ("Kingdom 11"), which itself is wholly-owned by Barclays Private Bank and Trust (Cayman), Limited, as trustee of The Kingdom Two Trust, a trust created by HRH under the laws of the Cayman Islands. The Kingdom One Trust and The Kingdom Two Trust (collectively the "Trusts") are Cayman Islands trusts established by HRH for estate planning purposes for the benefit of HRH and members of his family. Under the terms of each of the Trusts, HRH has the power to appoint a majority of the directors of Kingdom 10 and Kingdom 11, the parent companies of Kingdom 62 and Kingdom 63, respectively. Through his control of the Kingdom 10 and Kingdom 11 boards, HRH can indirectly control the disposition and voting of the securities of Kingdom 62 and Kingdom 63.

     Under the terms of the Trusts, among other things, the trustees of the Trusts are prohibited from selling or transferring or otherwise encumbering the securities of Kingdom 10 or Kingdom 11. Furthermore, HRH has retained the power to revoke the Trusts and to appoint and remove the trustees of the Trusts at any time and for any reason and, as a result, HRH will retain the power to control the voting and disposition of the shares of Common Stock reported herein.

     HRH through Kingdom 62 and Kingdom 63 has engaged in the following additional transactions in the Issuer's Common Stock in the sixty days preceding the purchase reported above.

            Date                      No. of Shares             Price Per Share

     October 27, 1997                    25,000                     29.7500
     October 28, 1997                    15,000                     30.6250
     October 29, 1997                   325,000                     32.9423
     November 3, 1997                    30,000                     32.8750
     November 3, 1997                    43,300                     32.9375
     November 4, 1997                   146,300                     32.9375
     November 5, 1997                   170,000                     32.8879
     November 5, 1997                    90,600                     32.9218
     November 6, 1997                    75,000                     32.6917
     November 6, 1997                    50,000                     32.6250
     November 6, 1997                   205,900                     32.6620
     November 6, 1997                    10,000                     32.1250
     November 7, 1997                   131,600                     32.4421
     November 7, 1997                    50,000                     32.7500
     November 7, 1997                   100,000                     32.5313
    November 10, 1997                    85,000                     32.9375
    November 11, 1997                   135,000                     32.4144
    November 11, 1997                    50,000                     32.4125
    November 11, 1997                   100,000                     32.3569
    November 12, 1997                 1,240,000                     31.8138
    November 12, 1997                   500,000                     32.2299
    November 12, 1997                    90,000                     31.9236
    November 14, 1997                    30,700                     30.4365
    November 17, 1997                    35,000                     31.6875
    November 17, 1997                    41,300                     31.6884
    November 18, 1997                   100,000                     31.0000
    November 18, 1997                   167,900                     30.9997
    November 18, 1997                    65,000                     31.0000
    November 18, 1997                   367,100                     31.3239

     Kingdom 62 and Kingdom 63 have the right to receive dividends from, or proceeds from the sale of, the shares of the Issuer beneficially owned by HRH;

however, HRH, as the sole director of Kingdom 62 and Kingdom 63, will retain the power to direct the disposition of such dividends or proceeds. Any funds distributed by Kingdom 62 and Kingdom 63 to Kingdom 10 and Kingdom 11, respectively, and by Kingdom 10 or Kingdom 11 to the Trusts will be held and administered by the trustees, pursuant to the terms of the Trusts, for the benefit of HRH and his family.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except  as  described  herein,   there  are  no  contracts,   arrangements,
understandings, or relationships (legal or otherwise) between HRH and any persons with respect to any securities of the Issuer.

Item 7. Materials to be Filed as Exhibits

     None

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.




December 4, 1997         /s/ HRH Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud
         Date                       H.R.H. Prince Alwaleed Bin Talal
                                        Bin Abdulaziz Al Saud